Exhibit 99.2

Waton Financial Limited Announces Closing of Initial Public Offering with Simultaneous Full Exercise of the Over-Allotment Option
Harbour City, Hong Kong – April 2, 2025 - Waton Financial Limited (“WTF” or the “Company”), a British Virgin Islands-incorporated holding company that provides securities brokerage and financial technology services primarily through its Hong Kong subsidiaries, Waton Securities International Limited and Waton Technology International Limited, today announced the closing of its initial public offering of 4,375,000 ordinary shares, no par value per share (the “Ordinary Shares”), at a public offering price of $4.00 per share (the “Offering”) on April 2, 2025 (the “Closing Date”). The gross proceeds of the Offering were $17,500,000, before deducting underwriting discounts and commissions and offering expenses. The Ordinary Shares began trading on the Nasdaq Capital Market under the ticker symbol “WTF” on April 1, 2025.

On the Closing Date, the Company also closed the sale of an additional 656,250 Ordinary Shares, pursuant to the full exercise of the over-allotment option granted to the underwriters in connection with the Offering, at the public offering price of $4.00 per share. As a result, the Company has raised additional gross proceeds of $2,625,000, before deducting underwriting discounts and offering expenses.

The Offering was conducted on a firm commitment basis. CATHAY SECURITIES, INC. acted as representative of the underwriters for the Offering, with Dominari Securities LLC acting as co-underwriter (collectively, the “Underwriters”). Carey Olsen Singapore LLP, Han Kun Law Offices LLP and Hunter Taubman Fischer & Li LLC acted as British Virgin Islands legal counsel, Hong Kong legal advisers and U.S. securities counsel, respectively, to the Company. Kaufman & Canoles, P.C. acted as U.S. securities counsel to the Underwriters for the Offering.

The Offering was conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-283424) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on March 31, 2025. The Offering was made only by means of a final prospectus, copies of which may be obtained from Cathay Securities, Inc. at 40 Wall Street, Suite 3600, New York, NY 10005, or by telephone at +1 (855) 939-3888.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Waton Financial Limited Inc. (“Waton”)

Waton Financial Limited is a British Virgin Islands-incorporated holding company with operations primarily conducted through its wholly-owned subsidiaries in Hong Kong, Waton Securities International Limited and Waton Technology International Limited. Waton provides a suite of financial services, including securities brokerage, asset management, and software licensing and other support services, catering to a diverse clientele of retail and institutional investors. Waton leverages technology and a client-centric approach with the aim to deliver innovative and reliable financial solutions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release are “forward-looking statements” as defined under the federal securities laws, including, but not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For further information, please contact:

Waton Financial Limited
Investor Relations Department
Email: ir@waton.com